SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Consolidated Financial Statements

Net Serviços de Comunicação S.A.

Years ended December 31, 2007, 2006 and 2005
with Report of Independent Registered Public
Accounting Firm

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Report on Internal Control over Financial Reporting

     The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

     As disclosed in the notes 1 and 6 of its consolidated financial statements, during the second quarter of 2007, the Company acquired the Vivax Ltda (formerly Vivax S/A). As provided under the Sarbanes Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Vivax from this evaluation. Vivax is a wholly owned subsidiary whose total assets and total revenues represented 15.69% and 14.99%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

_____________________________

Francisco Valim Tosta Filho

Chief Executive Officer

Date: January 31, 2008

Management’s Report on Internal Control over Financial Reporting

The management of Net Serviços de Comunicação S.A. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

     The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may became inadequate because of changes in conditions.

     As disclosed in the notes 1 and 6 of its consolidated financial statements, during the second quarter of 2007, the Company acquired Vivax Ltda (formerly Vivax S/A) As provided under the Sarbanes Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Vivax from this evaluation. Vivax is a wholly owned subsidiary whose total assets and total revenues represented 15.69% and 14.99%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

     Management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the COSO – Committee of Sponsoring Organization of the Treadway Commission in Internal Control – Integrated Framework. Based on that assessment management has concluded that as of December 31, 2007 the Company’s internal control over financial reporting is effective.

     Management’s assessment of the effectiveness of the company’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young Auditores Independentes, the company’s independent registered public accounting firm, as stated in their report which appears herein.

_____________________________

João Adalberto Elek Junior

Chief Financial Officer

Date: January 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Net Serviços de Comunicação S.A.

We have audited Net Serviços de Comunicação S.A.’s internal control over financial reporting, as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Comission (the COSO criteria). Net Serviços de Comunicação S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of VIVAX Ltda. (formerly VIVAX S.A.), which is included in the 2007 consolidated financial statements of Net Serviços de Comunicação S.A. and constituted US$490,407 and US$174,050 of total and net assets, respectively, as of December 31, 2007 and US$275,170 and US$13,169 of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Net Serviços de Comunicação S.A. also did not include an evaluation of the internal control over financial reporting of VIVAX Ltda.

In our opinion, Net Serviços de Comunicação S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Net Serviços de Comunicação S.A. as of December 31, 2007 and 2006, and related consolidated statements of income, stockholder’s equity, and cash flows for each of the three years in the period ended December 31, 2007 of Net Serviços de Comunicação S.A. and our report dated January 31, 2008 expressed an unqualified opinion thereon.

São Paulo, January 31, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Net Serviços de Comunicação S.A.

We have audited the accompanying consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Vivax Ltda. (formerly Vivax S.A.), an investee accounted for using the equity method, for the year ended December 31, 2006. The investment in Vivax Ltda., amounted to US$51,597 thousand at December 31, 2006. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Vivax S.A. is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Net Serviços de Comunicação S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Net Serviços de Comunicação S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2008, expressed an unqualified opinion thereon.

São Paulo, January 31, 2008

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Partner

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(Thousands of United States dollars, except share amounts)

	2007	2006

Assets
Current assets
Cash and cash equivalents	US$ 319,063	US$ 11,826
Short-term investments	2,512	222,209
Trade accounts receivable, net of allowance for
doubtful accounts of US$ 16,803 at December 31, 2007
and US$11,618 at December 31, 2006	181,371	95,625
Inventories	36,107	24,543
Deferred income taxes	36,053	39,271
Recoverable income taxes	25,319	14,110
Prepaid expenses	13,962	8,310
Other current assets	6,894	10,134

Total current assets	621,281	426,028

Non-current assets
Property and equipment, net	998,872	586,009
Investments in affiliated companies	-	54,786
Goodwill	941,922	473,769
Intangible assets	308,575	-
Deferred income taxes	127,296	175,586
Judicial deposits	96,574	64,307
Recoverable income taxes	24,151	14,921
Other non-current assets	7,242	15,619

Total non-current assets	2,504,632	1,384,997

Total assets	3,125,913	1,811,025

	2007	2006

Liabilities and stockholders’ equity
Current liabilities
Trade accounts payable	US$ 119,979	US$ 64,281
Accounts payable to programmers,
(inclusive of US$ 44,349 and US$33,786 due to
related parties as of December 31, 2007 and 2006)	68,647	41,931
Income taxes payable	20,734	10,878
Sales taxes payable	41,592	21,947
Payroll and related charges	54,846	30,578
Current portion of long-term debt	7,774	-
Interest payable	6,153	4,045
Deferred revenue	88,193	52,043
Accrued expenses and other liabilities	15,035	31,394

Total current liabilities	422,953	257,097

Non-current liabilities
Long-term debt, less current portion	620,943	421,283
Deferred sign-on, hook-up fee and programming
benefits	30,841	22,987
Estimated liability for tax, labor and civil claims and
assessments	379,946	269,616
Accrued expenses and other liabilities	47,523	985

Total non-current liabilities	1,079,253	714,871

Total liabilities	1,502,206	971,968

Stockholders’ equity
Preferred stock, no par value, shares authorized,
Issued and outstanding (December 31, 2007 –
223,120,007 and December 31, 2006 – 181,564,205)	2,359,660	1,904,876
Common stock, no par value, shares issued and
Outstanding (December 31, 2007 – 111,822,137 and
December 31, 2006 – 110,675,783)	959,641	947,175
Additional paid-in capital	79,188	106,469
Accumulated deficit	(1,804,601)	(1,926,755)
Accumulated other comprehensive profit (loss)	29,819	(192,708)

Total stockholders’ equity	1,623,707	839,057

Total liabilities and stockholders’ equity	US$ 3,125,913	US$ 1,811,025

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2007, 2006 and 2005
(Thousands of United States dollars, except per share and share amounts)

	Years ended December 31,

	2007	2006	2005

Total revenue	US$ 1,835,911	US$ 1,144,671	US$ 815,941
Taxes and other deductions from revenues	(415,006)	(243,768)	(155,276)

Net operating revenue	1,420,905	900,903	660,665

Programming and other operating costs, excluding depreciation and amortization
Third party providers	(109,799)	(38,606)	(7,800)
Related parties	(246,863)	(214,098)	(191,698)
Other operating costs	(328,485)	(183,277)	(130,207)
Selling, general and administrative expenses	(345,879)	(227,878)	(148,264)
Depreciation and amortization	(207,188)	(74,985)	(68,160)
Other income (expense)	(7,446)	10,574	5,071

Total operating costs and expenses	(1,245,660)	(728,270)	(541,058)

Operating income	175,245	172,633	119,607

Other income (expenses):
Monetary indexation, net	(53)	,475	(952)
Gain on exchange rate, net	28,150	8,576	30,821
Interest expense	(61,891)	(47,651)	(57,629)
Interest income (including gain on extinguishment of liabilities of
US$32,951 in 2006)	37,682	56,256	43,617
Financial expense, net	(35,603)	(26,420)	(37,023)

Total other expenses, net	(31,715)	(8,764)	(21,166)

Income before income taxes	143,530	163,869	98,441

Income taxes benefit (expense)	(21,376)	40,812	(42,027)

Net income	US$ 122,154	US$ 204,681	US$ 56,414

Net earnings per common share basic and diluted	US$ 0.36	US$ 0.72	US$ 0.22

Net earnings per preferred share, basic and diluted	US$ 0.40	US$ 0.79	US$ 0.25

Weighted average number of common shares outstanding, basic and diluted	111,721,635	108,768,946	97,962,719

Weighted average number of preferred shares outstanding, basic and diluted	205,346,283	159,536,115	139,473,358

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
Years ended December 31, 2007, 2006 and 2005
(Thousands of United States dollars, except share amounts)

						Additional paid-in capital	Accumulated Deficit	Accumulated other comprehensive gain (loss) - only CTA

	Number of shares issued		Capital stock

	Preferred	Common	Preferred	Common	Total				Total

Balance at December 31, 2004	79,918,946	55,224,756	US$ 1,493,279	US$ 811,737	US$ 2,305,016	US$ 133,440	US$ (2,187,850)	US$ (246,955)	US$ 3,651
Issuance of shares for cash at March 21, 2005	11,994,425	36,716,406	23,075	70,640	93,715	-	-	-	93,715
Exchange of payable for common shares at March 21, 2005	-	12,330,396	-	23,802	23,802	-	-	-	23,802
Issuance of shares for cash at April 20, 2005	58,284,947	-	120,336	-	120,336	-	-	-	120,336
Issuance of shares for cash at May 10, 2005	1,712,283	629,675	3,647	1,341	4,988	3,531	-	-	8,519
Exercise of stock options in August and September, 2005	229,952	-	512	-	512	-	-	-	512
Exchange of tax benefit contributed by Stockholders for shares November 8, 2005	3,842,018	2,647,107	18,862	12,994	31,856	(31,856)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	35,107	-	-	35,107
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	22,933	22,933
Net income for the year	-	-	-	-	-	-	56,414	-	56,414

Balance at December 31, 2005	155,982,571	107,548,340	US$ 1,659,711	US$ 920,514	US$ 2,580,225	US$ 140,222	US$ (2,131,436)	US$ (224,022)	US$ 364,989

Exchange of tax benefit contributed by Stockholders for shares May 18, 2006	2,571,494	1,771,730	18,786	12,944	31,730	(31,730)	-	-	-
Tax benefit contributed by stockholders	-	-	-	-	-	(2,023)	-	-	(2,023)
Issuance of shares on November 29, 2006	-	1,346,784	-	13,627	13,627	-	-	-	13,627
Issuance of shares on November 30, 2006	23,010,140	-	226,379	-	226,379	-	-	-	226,379
Issuance of shares on December 4, 2006	-	8,929	-	90	90	-	-	-	90
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	31,314	31,314
Net income for the year	-	-	-	-	-	-	204,681	-	204,681

Balance at December 31, 2006	181,564,205	110,675,783	US$ 1,904,876	US$ 947,175	US$ 2,852,051	US$ 106,469	US$ (1,926,755)	US$ (192,708)	US$ 839,057

Exchange of tax benefit contributed by stockholders for shares February 1, 2007	1,881,774	1,146,354	20,464	12,466	32,930	(32,930)	-	-	-
Issuance of shares for Vivax acquisition on June 11, 2007	39,674,028	-	434,320	-	434,320	-	-	-	434,320
Exchange of tax benefit contributed by Stockholders for shares	-	-	-	-	-	5,649	-	-	5,649
Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	222,527	222,527
Net income for the year	-	-	-	-	-	-	122,154	-	122,154

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

							2007	2006	2005

				Net income for the period			US$ 122,154	US$ 204,681	US$ 56,414
				Cumulative translation adjustments			222,527	31,314	22,933

				Total comprehensive income			US$ 344,681	US$ 235,995	US$ 79,347

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006 and 2005
(Thousands of United States dollars)

	Years ended December 31,

	2007	2006	2005

Operating activities
Net income for the year	US$ 122,154	US$ 204,681	US$ 56,414
Adjustments to reconcile net income to net cash provided by
Operating activities:
Deferred sign-on and hook-up fee revenues	821	5,947	360
Amortization of deferred sign-on and hook-up fee revenues	(4,548)	(18,437)	(10,704)
Equity in results of affiliates	(6,785)	(1,613)	(513)
Exchange losses, monetary indexation and interest expense, net	84,835	16,293	19,756
Depreciation and amortization	207,188	74,985	68,160
Deferred income taxes	2,936	(83,703)	28,023
Write off and disposal of assets, net	1,878	-	46
Estimated liability for tax, labor and civil claims and assessments	(18,073)	(38,759)	(15,992)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(28,563)	(17,732)	(7,598)
Recoverable income taxes	(7,191)	32,729	(6,884)
Restricted cash	-	33,690	(42,020)
Short-term investments	243,636	(107,261)	(33,891)
Prepaid expenses and other assets	(1,191)	(1,497)	(10,776)
Accounts payable to suppliers and programmers	44,963	36,740	(22,063)
Income taxes payable	6,875	(679)	6,872
Payroll and related charges	10,782	12,671	(5,100)
Sales taxes, accrued expenses and other liabilities	3,647	41,401	2,737

Net cash provided by operating activities	663,364	189,456	26,827

Investing activities
Acquisition of property and equipment	(406,384)	(235,634)	(86,222)
Acquisition of investments
and advances to related companies, net of repayments	(3,703)	(1,952)	-
Proceeds from sale of equipment	6,679	13,886	12,805
Net cash acquired from acquisition of subsidiaries	58,426	-	-

Net cash used in investing activities	(344,982)	(223,700)	(73,417)

Financing activities
Short-term debt
Issuances	1,199	2,383	75,633
Repayments	(61,524)	(201,103)	(84,859)
Long-term debt
Issuances	50,699	421,406	200,571
Repayments	(28,330)	(216,954)	(409,941)
Capital contributions in cash	-	13,811	223,082

Net cash provided (used) in financing activities	(37,956)	19,543	4,486

Effect of exchange rate changes on cash and cash equivalents	26,811	2,662	5,483

Net increase (decrease) in cash and cash equivalents	307,237	(12,039)	(36,621)
Cash and cash equivalents at beginning of the year	11,826	23,865	60,486

Cash and cash equivalents at end of the year	US$ 319,063	US$ 11,826	US$ 23,865

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 25,964	US$ 18,378	US$ 10,586
Cash paid for interest	US$ 48,413	US$ 47,999	US$ 61,841
Shares issued in connection with Vivax acquisition	US$ 434,320	US$ -	US$ -
Exchange of tax benefit contributed by shareholder for shares	US$ 27,281	US$ -	US$ -

See accompanying notes to consolidated financial statements.

NET SERVIÇOS DE COMUNICAÇÃO S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2006 and 2005
(Thousands of United States dollars, unless otherwise indicate)

1. Operations

Net Serviços de Comunicação S.A. and its subsidiaries referred to as “Net Serviços” or “the Company” is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies and is the leading cable television Multiple System Operator (MSO) in Brazil. Net Serviços’ shares are traded on the São Paulo and Madrid Stock Exchanges, and Net Serviços’ American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provides voice service under the “NET FONE VIA EMBRATEL” brand name.

Acquisitions

On October 11, 2006, the Company and certain shareholders of Vivax Ltda, formerly Vivax S.A.(Vivax) entered into agreements whereby the Company initially acquired a 36.7% minority interest of Vivax, the second largest cable television service provider in Brazil.

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), the Company has completed the acquisition of remaining outstanding shares of Vivax.

On November 1, 2007 the Company acquired the remaining 50% ownership of Net Jundiaí Ltda., formerly TV Cabo e Comunicações de Jundiaí S.A. (Net Jundiaí), previously a jointly controlled entity. Also on December 18, 2007 the Company acquired the remaining 40% minority interest of TV Cabo Criciúma Ltda (Net Criciuma).

1. Operations (Continued)

The Company holds the following direct and indirect subsidiaries and equity investee in ownership percentages in December 31:

	2007		2006

	Direct	Indirect	Direct	Indirect

Consolidated entities
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Jonquil Ventures Ltda. (*)	-	-	100.00	-
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participação Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	-	100.00
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Piracicaba Ltda. (*)	-	-	100.00	-
Net Ribeirão Preto Ltda.	12.07	87.93	-	100.00
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Joinville Ltda. (*)	-	-	-	100.00
Net Florianópolis Ltda.	78.14	21.86	-	100.00
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
TV Cabo Criciúma Ltda.	40.00	60.00	-	60.00
Net Curitiba Ltda. (*)	-	-	-	100.00
Net Londrina Ltda.	86.45	13.55	-	100.00
Brasil TV Cabo Participações S.A. (*)	-	-	82.81	-
Net Jundiaí Ltda. (formerly TV Cabo e Comunicações de
Jundiai Ltda.)	100.00	-	50.00	-
Vivax Ltda. (formerly Vivax S.A.)	100.00	-	14.57	22.14
Cable operating subsidiaries under Vivax Ltda. :
Horizon Line Brasil Ltda. (“HLB”)	8.18	91.82	-	-
Jacareí Cabo S.A.	-	83.00	-	-
Canbras TVA Cabo Ltda.	-	100.00	-	-
TV Mogno Ltda.	-	100.00	-	-
TV Eucalipto Ltda.	-	100.00	-	-
614 TVH Vale S.A. (“TVH”)	-	100.00	-	-

As part of its ongoing corporate restructuring plan, certain dormant companies identified with (*) in the table above were merged into others.

2. Basis of Presentation

The consolidated financial statements of Net Serviços, have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), using the U.S. dollar as the reporting currency.

The accounting principles adopted under USGAAP differ in certain respects from those required under Brazilian GAAP (BRGAAP), used to prepare the statutory financial statements as filed with the “Comissão de Valores Mobiliários” (Brazilian Securities Commission or “CVM”).

The accounts of the Company are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards “SFAS” 52 “Foreign Currency Translation” using the real as the functional currency. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the Cumulative Translation Adjustments (CTA) component of stockholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in SFAS 130 “Reporting Comprehensive Income”.

Inventories used for maintenance and repair of our cable plant in the amount of US$24,543, previously included in property and equipment, have been reclassified to current assets to conform with the current year presentation. We believe this classification better reflects the intended use of the expendable items.

The exchange rate of the Brazilian Real (R$) to the US$ was R$1.7713:US$ 1.00 on December 31, 2007, R$2.1380:US$ 1.00 on December 31, 2006. On January 31, 2008 the exchange rate was R$1.7603:US$ 1.00.

3. Significant Accounting Policies

a) Basis of consolidation

The consolidated financial statements include the accounts of Net Serviços and its subsidiaries and operations. All significant intercompany accounts and transactions have been eliminated in consolidation.

3. Significant Accounting Policies (Continued)

b) Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from estimates.

c) Revenue recognition

Revenue includes fees from subscription service, connection fees, pay-per-view, high-speed data and phone services. Revenue is recorded in the month the services are provided. The sign-on and hook-up revenue and the related direct selling expenses are deferred and amortized over the estimated average period that subscribers are expected to remain connected to the system.

Deferred revenue includes monthly subscription fees billed in advance, which are recognized as revenues over the rental agreement terms, and advanced rental of our cable plant capacity which is amortized to income over 10-years.

Taxes and other deductions from revenues consist primarily of ICMS value-added tax, ISS municipal tax, PIS-related federal tax, COFINS federal social security tax and FUST and FUNTEL taxes. Such taxes for the years ended 2007, 2006 and 2005 were US$324,272, US$199,128 and US$131,226, respectively.

d) Advertising and marketing expenses

Advertising and marketing costs are expensed as incurred and amounted to US$66,349, US$51,320 and US$46,070 for the years ended December 31, 2007, 2006 and 2005, respectively, which are included in selling, general and administrative expenses.

3. Significant Accounting Policies (Continued)

e) Cash and cash equivalents and short-term investments

The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase as cash equivalents. Excess cash is invested in short-term, highly liquid money market funds with major financial institutions and is classified as short-term investments. The cost of these investments approximates fair value.

f) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable are recorded at estimated net realizable value and do not bear interest. The allowance for doubtful accounts is recorded at an amount considered sufficient to cover estimated losses arising on collection of accounts receivable.

g) Inventories

Materials and supplies used in maintenance and repair are stated at the lower of cost (average cost) or market value and reduced by an allowance for obsolescence whenever necessary.

h) Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Cable plant includes amounts capitalized for direct labor, overhead and financial expenses attributed to the construction of the network during the prematurity and construction period phase. Cable plant costs also include hook-up costs and new cable service installations at subscribers’ residences including those of providing high-speed Internet and phone services. Materials to be used for the construction of the cable plant are recorded under property and equipment.

Depreciation of property and equipment is computed using the straight-line method, over estimated economic useful lives.

3. Significant Accounting Policies (Continued)

i) Investments

Investments in which the Company has ownership interests of 50% or less are accounted for by the equity method. In 2006, the Company used the equity method of accounting for investments in TV Cabo e Comunicações de Jundiaí S.A., Vivax S.A. and Brasil TV a Cabo Participações S.A.. The Company makes advances to its equity investee under stockholder agreements whereby the Company is committed to finance its share of the development of the investee’s operations. Periodically these advances are capitalized.

j) Impairment of Long-lived Assets

In accordance with Statement of Financial accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company records an impairment charge on long-lived assets used in operations, including finite-lived intangible assets, when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows expected to be generated by those assets are less than the carrying amount of these assets. Impairment losses, when determined, are measured by comparing the fair value of the asset to its net book value, and recognized in the statement of income.

k) Indefinite-lived Intangible Assets

Indefinite-lived intangible assets, primarily consisting of goodwill and cable operating licenses, are carried at historical value and not amortized. Indefinite-lived intangible assets are reviewed for impairment annually, or more frequently if impairment indicators exist. In accordance with SFAS No. 142, “Accounting for Goodwill and Other Intangible Assets”, the impairment analysis compares the estimated fair value of these assets to the related carrying value, and an impairment charge is recorded for any excess of carrying value over estimated fair value. The estimated fair value is based upon consideration of various valuation methodologies, future cash flows and growth rates used in the Company’s budget and business plans, and comparable market analyses.

3. Significant Accounting Policies (Continued)

l) Estimated liability for tax, labor and civil claims and assessment

The Company has established accruals for estimated liabilities for tax, labor and civil claims and assessments that may become payable in the future years as a result of tax inspections by tax authorities that involve considerable judgment on the part of management. The Company is also subject to various claims, legal, civil and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. The Company accrues such liabilities when it determines that losses are probable and can be reasonably estimated. The Company’s judgment is based on the opinion of its legal advisors. Accruals are reviewed and adjusted to account for changes in circumstances such as elapsing of applicable statute of limitations, conclusions of tax inspections or additional exposures identified based on new issues or court decisions. Actual results could differ from estimates.

m) Income taxes

Income taxes are provided using the liability method prescribed by SFAS 109, “Accounting for Income Taxes”. Under the liability method, deferred income taxes reflect the tax effect of net operating loss carry forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, determined under enacted tax laws and rates.

Interest and penalties are accrued with the respect to unrecognized tax benefits as a component of interest expense.

The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances are established when management determines that it is more likely than not that deferred tax assets will not be realized. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill. The realization of tax benefits contributed by stockholders, as described in Note 13, is recorded as additional paid-in capital.

3. Significant Accounting Policies (Continued)

n) Derivative contracts

To help mitigate overall foreign currency risk, the Company primarily uses foreign exchange contracts. The Company recognizes all derivative financial instruments as non-hedge transactions. The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial expense, net.

o) Earnings (loss) per share calculations

Preferred stock participates with a 10% premium over common stock in the distribution of earnings and has preference over common shares upon liquidation; thus, preferred stock is considered not to be a common stock equivalent in sharing loss. Per share calculations reflect the weighted average number of shares outstanding during the period, retroactive effect being given for all periods presented for share conversions, splits and reverse splits. The Company computed earnings per share in accordance with the provisions of Emerging Issues Task Force (EITF) 03-6, Participating Securities and the Two-Class Method under SFAS 128 (Earnings per Share). The EITF consensus on Issue 4 thereto states that an entity would allocate losses to a nonconvertible participating security in periods of net loss if, based on the contractual losses of the security, the security had not only the right to participate in the earnings of the issuer, but also a contractual obligation to share losses of the issuing entity on a basis that was objectively determinable.

The holder of a participating security would have a contractual obligation to share losses if either (a) the holder is obligated to fund the losses of the issuer or (b) the contractual principal or mandatory redemption amount of the participating security is reduced as a result of losses incurred by the issuer.

The Company’s preferred shares do not have an obligation to share losses, due to their liquidation preference and based upon the above conditions. Accordingly, the weighted average number of shares used for purposes of computing earnings per share in periods of net loss would exclude the preferred shares.

p) Comprehensive income (loss)

Comprehensive income (loss) is recorded in accordance with SFAS 130 and presented in the consolidated statements of changes in stockholders’ equity and comprehensive income (loss). The comprehensive income (loss) includes the translation adjustments included in the “CTA” component of stockholders’ equity.

3. Significant Accounting Policies (Continued)

q) Business Segment

FASB Statement No. 131 Disclosure about Segments of an Enterprise and Related Information, requires companies to disclose certain information about their reportable operating segments.

Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company provides its entire range of services using the same delivery system and has concluded it has one reportable segment.

r) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements”. This statement, among other things, defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 intends to eliminate the diversity in practice associated with measuring fair value as caused by the application of existing accounting pronouncements.

SFAS 157 emphasizes that fair value is a market-based measurement and thus, should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS has established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (1) observable inputs such as quoted prices in active markets, (2) inputs other than the quoted prices noted above that are observable either directly or indirectly and (3) unobservable inputs in which there is little or no market data and requires the reporting entity to develop its own assumptions. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Upon adoption, the provisions of SFAS 157 are to be applied prospectively with limited exceptions. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on consolidated financial position and results of operations.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115”(“SFAS 159”).

3. Significant Accounting Policies (Continued)

r) Recent Accounting Pronouncements (Continued)

SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007. The adoption of such pronouncement will not result in a material impact on the Company’s financial position.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007), “Business Combination”, which replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations, but is broader in scope. It also provides, among other things, new guidance in defining the acquirer in a business combination, determination of the acquisition date, recording a step acquisition, and measurement of value of a non-controlling interest in the acquiree company. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51”, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related Statement 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements.

4. Inventories

Inventories are comprised at December 31, as follows:

	2007	2006

Consumable material	US$ 20,307	13,254
Parts and maintenance material	16,896	12,719
Allowance for obsolescence	(1,096)	(1,430)

Total	US$ 36,107	24,543

5. Investments and Advances to Equity Investee

Investments in affiliated companies consists of the following:

	December, 31

	2007	2006

TV Cabo e Comunicações Jundiaí S.A.	US$ -	US$ 3,189
Vivax Ltda.	-	20,484
Brasil TV Cabo Participações S.A.	-	31,113

	US$ -	US$ 54,786

At December 31, 2006, the Company accounted for its investments in Vivax and BTVC using the equity method of accounting. At December 31, 2006, BTVC continued to be controlled by Mr. Fernando Norbert who held 51% of its voting shares. At December 31, 2006, the Company’s direct and indirect investment in Vivax amounted to US$51,597 and included an equity gain of US$796. The transaction resulted in the recognition of goodwill in the amount of US$180,602 largely attributed to expected future profits.

The aggregate value of Company´s investment in Vivax based on quoted market price as at December 31, 2006 was US$246,397.

5. Investments and Advances to Equity Investee (Continued)

The summarized financial information of Vivax and BTVC as of December 31, 2007 and 2006 is as follows:

	BTVC		Vivax

	2007	2006	2007	2006

Current assets	US$ -	US$ 18	US$ 75,091	US$ 61,788
Non-current assets	-	36,977	415,316	230,359
Current liabilities	-	6	75,001	21,773
Non-current liabilities	-	42	241,355	131,635

	BTVC			Vivax

	2007	2006	2005	2007	2006	2005

Gross revenues	US$ -	US$ -	US$ -	US$ 275,170	US$ 172,242	US$ 128,855
Gross profit	-	-	-	76,929	57,408	42,021
Net income	-	10,548	4,742	13,169	28,763	8,061

6. Business Combination

On November 30, 2006, the Company acquired 36.7% minority interest in Vivax, a cable television provider in Brazil. As consideration for this acquisition Net issued 23,010,140 preferred shares to Horizon Telecom International LLC (HTI), out of which 2,988,032 shares were transferred to minority stockholders of NET upon their exercise of the preference rights. The acquisition cost totaled US$227,661 based on the market price of the Company’s preferred shares at the date the transaction was announced. As part of the transaction, Globo, Embratel and their respective subsidiaries have agreed to waive their preemptive rights in respect to the preferred shares.

6. Business Combination (Continued)

On June 11, 2007, the Company consummated the acquisition of the remaining 63,3% of the outstanding shares of Vivax in a stock-for-stock transaction. As consideration for this acquisition Net issued 39,674,028 preferred shares. The acquisition cost totaled US$434,320 based on the market price of the Company’s preferred shares at the date the transaction was announced. The transaction resulted in the recognition of goodwill in the amount of US$352,234 largely attributed to expected future profits. The Company incurred acquisition costs of US$2,428 which are included in the acquisition price.

The acquisition has been accounted for using the purchase method and the financial results of Vivax have been consolidated in the company’s Consolidated Financial Statements as from June 11, 2007, the date the Company assumed control.

On November 1, 2007, the Company acquired the remaining 50% ownership of the previously jointly controlled company Net Jundiaí for US$ 9,156 cash. The acquisition has been accounted for using the purchase accounting method and the results of Net Jundiaí have been consolidated in the Company’s Consolidated Financial Statements from the November 1, 2007 date of acquisition.

6. Business Combination (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed:

	Vivax	Vivax
	(first step	(second step
	acquisition)	acquisition)	Net Jundiaí

Assets
Fixed assets	31,969	55,141	3,359
Customer relationship subscribers – intangible	42,398	73,127	2,900
Customer relationship telecom – intangible	4,146	7,152	-
Licenses – intangible	56,262	97,040	4,297
Other assets	10,730	5,666	1,344

Total assets acquired	US$ 145,505	US$ 238,126	US$ 11,900

Liabilities
Loans	US$ (41,857)	US$ (72,196)	US$ (6)
Tax renegotiation installments	(646)	(1,114)	(475)
Contingencies	(21,547)	(37,163)	(85)
Other liabilities	(8,310)	(14,332)	(1,566)
Deferred income tax	-	(83,315)	(2,498)

Total liabilities assumed	US$ (72,360)	US$ (208,120)	US$ (4,630)

Net assets acquired	US$ 73,145	US$ 30,006	US$ 7,270
Purchase price net of cash acquired	US$ 228,875	US$ 382,240	9,156

Goodwill	US$ 155,730	US$ 352,234	1,886

Difference in valuation from preliminary to final	US$ 24,872

Balance as of December 31, 2006	180,602

6. Business Combination (Continued)

The following table presents pro-forma unaudited financial information as if the acquisition of Vivax and Net Jundiaí had occurred as of the beginning of each period presented. The pro forma financial information is not intended to represent or be indicative of the combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	December 31,

	2007	2006

Net Sales	US$ 1,489,742	US$ 1,060,174
Net Income	78,133	38,857
Net income per common share, basic and diluted	US$ 0.03	US$ 0.03
Net income per preferred share, basic and diluted	US$ 0.02	US$ 0.01

On December 18, 2007 the Company acquired the remaining 40% ownership of the previously jointly controlled company TV Cabo Criciúma Ltda. (“Net Criciuma”) for US$ 1,400 cash and recorded goodwill of US$150. Due to its immateriality, this acquisition has not been included in the previous disclosure.

7. Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired as of the acquisition date.

A summary of changes in the Company’s goodwill during three years in the period ended December 31, 2007 is as follows:

Balance at December 31, 2004	US$ 270,821
Deferred income tax	(36,276)
Currency translation	33,829

Balance at December 31, 2005	268,374
Deferred income tax	(664)
Currency translation	25,457
Acquisition of Vivax	180,602

Balance at December 31, 2006	473,769
Goodwill on acquisition of 63.3% remaining of Vivax	352,234
Goodwill on acquisition of Net Jundiai	1,886
Goodwill on acquisitions of Net Criciuma	150
Currency translation	113,883

Balance at December 31, 2007	US$ 941,922

The total goodwill of US$510,000 associated with the Vivax, Net Jundiai and Net Criciúma acquisitions is deductible for tax purposes.

8. Recoverable Income Taxes

	2007	2006

Withholding income taxes	US$ 49,470	US$ 29,031
Current portion	(25,319)	(14,110)

Non-current portion	US$ 24,151	US$ 14,921

Recoverable income tax withheld on income earned on financial investments is available to offset income tax payable and other similar taxes. The Company and its cable operating subsidiaries offset recoverable income taxes against payroll income tax withheld from employees.

9. Property and Equipment, Net

At December 31, 2007 property and equipment consisted of:

	December 31, 2007			December 31, 2006

		Accumulated	Net book	Net book
	Cost	depreciation	value	value

Cable network	US$ 2,137,121	US$ (1,234,406)	US$ 902,715	US$ 502,598
Data processing equipment	166,540	(117,780)	48,760	34,990
Buildings and improvements	17,468	(9,439)	8,029	3,616
Fixtures, fittings and installations	31,927	(17,520)	14,407	3,853
Vehicles	1,913	(1,465)	448	205
Other	28,175	(6,475)	21,700	28,882

	2,383,144	(1,387,085)	996,059	574,144
Cable construction materials	1,067	-	1,067	10,473
Land	1,746	-	1,746	1,392

	US$ 2,385,957	US$ (1,387,085)	US$ 998,872	US$ 586,009

Total depreciation expense for property and equipment was US$193,400 and US$ 74,985 for December 31, 2007 and December 31, 2006, respectively. Accumulated depreciation at December 31, 2006 was US$995,052.

In light of the recent upgrades made to the cable plant, the Company changed the estimated useful lives of specified items of its cable distribution plant as follows:

	Useful life	Useful life
	revised in 2007	in 2006
Description	(In years)	(In years)

Cable network	5 - 12	12 - 15
Decoders and cable modem	5	10
Optic fiber	12	15
Leasehold improvements, installations, fixtures
and fittings and other equipment	10	5 – 10
Data processing equipment	3	5

9. Property and Equipment, Net (Continued)

This change in estimate resulted in an increase of US$ 66,417 in depreciation expenses and a reduction of US$ 22,582 in income tax expense for the period ended December 31, 2007. The effect in the net result was US$ 43,835 (US$ 0.39 per common share basic and diluted and US$ 0.20 per preferred share, basic and diluted).

10. Intangible Assets

In connection with the acquisition of Vivax, Net Jundiaí and Criciúma, the Company recorded the fair value of purchased intangible assets with definite and indefinite lives.

At December 31, 2007 the carrying amount of Company’s intangible assets and related accumulated amortization is comprised as follows:

December 31, 2007

	Gross	Accumulated	Net book
	carrying amount	amortization	Value

Non subject to amortization
Indefinite life
Cable Television License	US$ 177,738	-	US$ 177,738
Subject to amortization
Definite life
Customer relationship	145,448	(14,611)	130,837

	US$ 323,186	US$ (14,611)	US$ 308,575

The licenses to operate the subscription pay TV services in specified areas are granted by ANATEL. These licenses are granted for a finite period of time and are renewable provided the agreed level of services is performed and the Company complies the applicable rules.

The future amortization of customer relationships for each year is as follows:

Consolidated

2008	US$ 25,959
2009	25,959
2010	25,959
2011	25,959
2012	25,959
2013	1,042

US$ 130,837

11. Related Party Transactions

In the normal course of its business the Company engages in financial and commercial transactions with its subsidiaries and investee, with its stockholders and with companies related to its stockholders.

Globo Comunicação e Participações S.A.

The Company purchases programming from affiliates of Globo Comunicação e Participações S.A mainly Net Brasil S.A. and Globosat Programadora Ltda.

Empresa Brasileira de Telecomunicações S.A. - Embratel

The Company and Empresa Brasileira de Telecomunicações S.A. “Embratel” offer voice services to current and potential Company’s subscribers under a revenue business model using the Company's bi-directional network. The amounts receivable from Embratel arising from ongoing business transactions are included in trade accounts receivable. The services acquired from Embratel include: link vírtua, voice channel, fixed telephone and click 21, and are registered at prices believed to be at market conditions.

The balances due to and from related parties as well as revenues and operating costs as of December, 31 2007 and 2006 are as follows:

Related companies	Assets		Liabilities		Service revenues		Operating costs

	2007	2006	2007	2006	2007	2006	2007	2006

Emp. Brasil. de Telecom.
S.A – Embratel	US$ 18,471	5,105	47,139	16,681	41,091	5,066	(46,161)	(20,386)
Net Brasil S.A	-	-	40,742	-	-	-	(220,283)	(196,147)
Globosat Programadora
Ltda.	140	46	3,607	-	895	-	(25,983)	(18,597)
Other	-	43	942	921	45	-	(13,897)	(9,283)

Total	US$ 18,611	5,194	92,430	17,602	42,031	5,066	(306,324)	(244,413)

12. Debt

Debt is comprised as follows:

			Outstanding balances as of

	Face	Effective	December	December
	Amount	interest rate	31, 2007	31, 2006

Debentures - 6th public issuance	US$ 327,442	CDI + 0.70%	US$ 327,442	US$ 271,283
Perpetual Notes	150,000	9.25%	150,000	150,000
Bank credit notes	95,975	CDI + 1.20%	95,975	-
FINAME	55,300	TJLP + 3.15%	55,300	-

			628,717	421,283
Less current portion			(7,774)	-

Long-term debt			US$ 620,943	US$ 421,283

12. Debt (Continued)

Debentures program

On December 27, 2006, the Company completed its 6th debenture issuance by offering 58,000 simple debentures, of the nominal book entry, single series, par value, non-secured and subordinated type in the amount of US$ 271,283 (R$ 580,000). The costs of issuance of the debentures in the amount of US$ 2,318, were capitalized and will be amortized over the seven year-term of the debentures.

The 6th debenture issuance bears interest at the CDI rate plus 0.7%, payable semi-annually in arrears annually on June 1 and December 1. The CDI rate is a Brazilian interest reference rate published by the Brazilian Securities Custody and Settlement Center (Central de Custódia e Liquidação Financeira de Títulos) and is subject to change on a daily basis. The principal amount of these debentures will be repayable in four annual installments commencing on December 1, 2010, with the final installment of principal due in December 2013. Subject to an optional prepayment provision, the Company may prepay the debentures at any time, with a premium no greater than 0.50%, which premium shall decrease linearly to zero at its maturity. The 6th debenture issuance has no guarantees but the Company must comply with certain covenants. The Company was in compliance with the agreed covenants as of December 31, 2007.

Perpetual Notes

On November 28, 2006 the Company issued 9.25% guaranteed Perpetual notes (Perpetual notes) amounting to US$150,000. These notes may be redeemed at the option of the Company, in whole but not in part, on any interest payment date on or after November 27, 2009 at 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts payable. The Company will pay interest quarterly in arrears on each interest payment date of each year commencing February 28, 2007.

The acquired companies, Vivax Ltda. and Net Jundiaí Ltda. became guarantors of the Perpetual Notes that are jointly guaranteed by all of the Company's wholly-owned subsidiaries.

12. Debt (Continued)

Bank Itaú BBA

In connection with the acquisition of Vivax, the Company assumed bank debt in the amount of US$116,174 with Banco Itaú BBA in the form of Bank Credit Notes, with yield equivalent to the CDI plus 2%, due semiannually. On July 6, 2007, this loan agreement was renegotiated and amended as to the interest rates, guarantees and financial covenants. The pledge of accounts receivable from subscribers was replaced by the Company’s guarantee and the financial covenants were amended to reflect those of the 6th debenture issuance. The facility is now subject to interest at the interbank rate (CDI) plus a spread of 1.2% a year. The terms of the new debt instrument are not materially different from the original debt instrument and the impact of the modification of the terms is immaterial. On November, 13 2007, the Company prepaid USD28,277 of this debt.

Government Agency for Machinery and Equipment Financing – FINAME

The Company obtained asset financing loans with commercial banks under the Government Agency for Machinery and Equipment Financing – FINAME program, in the principal amount of US$ 55,300. These loans bear interest at 3.15% per year plus Long-Term Interest Rate – TJLP, with a principal grace of one year period and five years maturity. The FINAME loans are guaranteed by the digital equipment acquired.

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due:	Consolidated

2009	US$ 14,183
2010	96,044
2011	192,019
2012	86,836
2013	81,861

Total	US$ 470,943

12. Debt (Continued)

Fair Value of Debt

Based on the level of interest rates prevailing at December 31, 2007 and 2006, the fair value of Company’s fixed rate debt exceeded its carrying value by US$2,098 and US$4,275 at December 31, 2007 and 2006, respectively. Unrealized gains or losses on the debt do not result in the realization or expenditure of cash and are not recognized for financial reporting purposes unless the debt is retired prior to its maturity.

13. Other Non-Current Liabilities

Other non-current liabilities include amounts payable to the “Escritório Central de Arrecadação e Distribuição”, or ECAD, which are under litigation due to several lawsuits filed against the Company and several of our cable operating subsidiaries.

ECAD is an organization which acts as the legal representative of artists and authors in collecting on their behalf the royalties from public broadcast of music. As of December 31, 2007 the Company and its subsidiaries had judicial deposits of US$ 30,891 (US$5,849 in 2006), corresponding to 100 percent of the amounts under this litigation. Such amounts are classified as non-current liabilities and included in non-current judicial deposits.

14. Stockholders’ Equity

The Company is a public corporation incorporated under the laws of Brazil. As of December 31, 2007, the Company had 111,822,137 shares of voting common stock and 223,120,007 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$6,500,000 through the issuance of common or preferred shares.

The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, with which the Company complies, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions and changes in control. The Company’s by laws require the purchaser to offer to holders of both common and preferred shares 100% of the price paid for each share in the controlling stake.

14. Stockholders’ Equity (Continued)

Stockholders of common and preferred shares are entitled by Brazilian law to a minimum dividend, payable in Brazilian reais, equivalent to 25% of local currency net income calculated in accordance with Brazilian Corporation Law. The preferred shares carry the right to receive in cash a dividend amount of 10% over the dividend available for distribution on the common shares.

The Company’s local Brazilian Statutory Financial Statements presented a net income corresponding to US$ 98,375 for the year ended December 31, 2007 (US$ 38,322 for the year ended December 31, 2006) and accumulated losses of US$ 1,701,627 as of December 31, 2007 (US$ 1,491,272 in 2006).

The Company is controlled by Globo Comunicação e Participações S.A. “Globo”, through GB Empreendimentos e Participações S.A. “GB”, which holds 51% of the common shares of the Company.

The following table sets forth the ownership and the percentages of the Company’s voting (common) and non-voting Preferred shares at December 31, 2007 and December 31, 2006:

	2007			2006

	Common	Preferred	Total	Common	Preferred	Total

Globo Group:
GB Empreendimentos
e Participações S.A.	26.0%	-	2.9%	26.0%	-	3.3%
Distel Holding S.A.	8.6%	-	2.9%	8.7%	-	3.3%
Roma Participações Ltda.	-	-	-	-	-	-
Globo Comunicação e
Participações S.A.	1.7%	-	0.6%	1.5%	-	0.6%
Telmex Group:
GB Empreendimentos
E Participações S.A.	25.0%	-	14.1%	25.0%	-	16.0%
Empresa Brasileira de
Telecomunicações S.A	1.9%	7.1%	5.3%	1.9%	8.6%	6.1%
Embratel Participações
Ltda	36.2%	5.4%	15.7%	36.2%	6.6%	17.8%
Public Market	0.6%	87.5%	58.5%	0.7%	84.8%	52.9%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Number of shares	111,822,137	223,120,007	334,942,144	110,675,783	181,564,205	292,239,988

On June 11, 2007, the Company issued 39,674,028 common shares in the amount of US$ 434,320 in connection with the acquisition of the remaining 63,3% of the outstanding shares of Vivax.

14. Stockholders’ Equity (Continued)

Until February 1, 2005, the relationship among controlling stockholders of Net Serviços was defined in the stockholders’ agreement entered on July 11, 2002. In 2005, in connection with the Company’s debt restructuring, a series of transactions among shareholders resulted in the celebration of a new shareholders agreement between Globo Comunicação e Participações S.A. and Teléfonos de México, S.A. de C.V. (Telmex).

On April 28, 2006, at the Extraordinary General Meeting, the shareholders approved the reverse split of each common and preferred share lot of 15 shares to 1 share. In conjunction with this reverse split on the preferred shares, the ADR ratio changed from 1 ADR to 10 preferred shares to a new ratio of 1 ADR to 1 preferred share, effective on August 1, 2006. All references to shares and per share amounts have been restated to reflect this reverse split.

On November 29 and December 4, 2006, the Company issued 1,355,713 common shares in the amount US$13,717 and on November 30, 2006 issued 23,010,140 preferred shares in connection with the acquisition of Vivax.

On March 21, 2005, the Company issued 45,440,344 common shares to Globopar, Distel Holding S.A. (Distel), Roma Participações Ltda. (Romapar), and UGB Participações S.A. (collectively referred to as Globo) and 3,606,424 common and 11,993,770 preferred shares to Latam do Brasil Participações S.A. (Latam), indirectly controlled by Telmex at a price of US$1.93 per share (equivalent to R$5.27 at March 21, 2005). At the same date, Globopar and Telmex through Latam, announced that Latam acquired 4,009,219 common shares issued by the Company from Globopar, representing 7.26% of Company’s voting capital, at the total price of R$54,124.

On April 20, 2005, the Company completed a private offering of shares in connection with its debt restructuring with 49,046,802 common shares and 70,279,372 preferred shares subscribed. The remaining 629,675 common shares and 1,712,283 preferred shares not subscribed as part of the private offering were subsequently subscribed through a public offering at the Bovespa (Brazilian Stock Exchange) on May 9, 2005 at a price of US$3.15 per share (equivalent to R$7.73 at that date) and US$3.90 (equivalent to R$9.57 at that date), respectively.

14. Stockholders’ Equity (Continued)

As approved by the Company’s Board of Directors, a group of the Company’s top executives directly involved with the debt renegotiation process was granted stock-options for 229,952 shares of the Company’s shares that fully vested upon the successful completion of the debt restructuring. The exercise price of the stock-options was the same price of US$2.23 per share (equivalent to R$5.22 at December 31, 2005) agreed with creditors in connection with the shares issued as part of the debt restructuring. The exercise period was determined to be two years as from May 10, 2005. During the third quarter 2005 the executives entitled to the benefit fully exercised their rights.

As a result of certain ownership reorganization at its controlling stockholder level, on August 31, 2001, the Extraordinary Stockholders meeting approved the down-stream merger of Globotel Participações S.A. With this merger, Net Serviços succeeded the merged Company in the right of amortizing for Brazilian local statutory and tax purposes a premium of US$156,515 generated at the acquisition of its ownership in Net Serviços and certain of its subsidiaries. The amortization of this premium for local statutory purposes results in future tax benefit for Net Serviços and its subsidiaries over an estimated period of up to six years. On May 18, 2006, the Company issued, as compensation for benefits realized, 1,771,730 common and 2,571,494 preferred shares, at a price corresponding to US$7.31 per share totaling US$31,730. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares at price corresponding to US$7.31 per share totaling US$31,856. On December 9, 2005, additional 2,647,107 common and 3,842,018 preferred shares, at a price corresponding to approximately US$4.91 per share were issued in respect to the previously contributed tax benefits realized.

On February 1, 2007, the Company’s Board of Directors approved a capital increase with the subscription of 1,146,354 common and 1,881,774 preferred shares in the amount of US$ 32,930 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel.

15. Earnings per Share

The following table sets forth the computation of earnings per share for the year ended December 31, 2007, 2006 and 2005 (in thousands, except per share amounts):

	2007	2006	2005

Numerator
Net income	US$ 122,154	US$ 204,681	US$ 56,414

Denominator
Weighted average number of common shares	111,721,635	108,768,946	97,962,719
Weighted average number of preferred shares	205,346,283	159,536,115	139,473,358
10% - Preferred shares	1.10	1.10	1.10
Weighted average number of preferred shares adjusted	225,880,911	175,489,727	153,420,694

Denominator for basic earnings per share	337,602,546	284,258,672	251,341,457

Basic earnings per common share	US$ 0.36	US$ 0.72	US$ 0.22
10% - Preferred shares	1.10	1.10	1.10
Basic earnings per preferred shares	US$ 0.40	US$ 0.79	US$ 0.25

16. Income Tax

Income taxes in Brazil include federal income tax and social contribution.

	Years ended December 31,

	2007	2006	2005

Current income tax	US$ (18,440)	US$ (11,122)	US$ (14,004)
Deferred income tax	(2,936)	51,934	(28,023)

Income tax (expense) benefit	US$ (21,376)	US$ 40,812	US$ (42,027)

The statutory rates applicable for federal income tax and social contribution are 25% and 9%, respectively, which represent an aggregate rate of 34%, for 2007, 2006 and 2005. The amounts reported as income tax expense in the consolidated statements of operations are reconciled to the statutory rates as follows:

	2007	2006	2005

Income from continuing operations	US$ 143,530	US$ 163,869	US$ 98,441
Statutory composite tax rates	34.00%	34.00%	34.00%

Tax benefit (expense) at statutory rates	(48,800)	(55,715)	(33,470)
Adjustments to derive effective rate:
Adjustments from BRGAAP to USGAAP
Income and social tax on permanent differences	30,360	44,593	2,161
Tax benefit of transaction with stockholder	(35,966)	(33,735)	(32,044)
Differences between US GAAP x BR GAAP	(22,073)	40,796	(55,861)
Other	-	39	(1,120)
Decrease (increase) in valuation allowance	55,103	44,834	78,307

Income tax (expense) credit	US$ (21,376)	US$ 40,812	US$ (42,027)

16. Income Tax (Continued)

The net deferred tax assets are comprised as follows:

	2007	2006

Deferred tax assets:
Tax loss carryforwards	US$ 680,909	US$ 531,565
Tax benefit of transaction with stockholder	35,844	59,613
Accrued expenses – not currently deductible	33,174	20,434
Change in functional currency	(236)	(2,385)
Deferred hook-up revenue charges	5,987	4,267

	755,678	613,494
Deferred tax liabilities:
Property and equipment	(20,033)	44,337

Tax effects of differences in purchase price allocation	(92,719)	-

	(112,752)	44,337

Net deferred tax assets	642,926	657,831
Valuation allowance	(479,577)	(442,974)

Net deferred tax asset	163,349	214,857

Current assets	(36,053)	(39,271)

Non-current assets	US$ 127,296	US$ 175,586

Brazilian tax law allows tax losses to be carried forward indefinitely to be utilized to offset future taxable income. Tax legislation enacted in 1995 limits the utilization of tax loss carry forwards in a given year to 30% of taxable income. At December 31, 2007 and 2006, the Company and its subsidiaries had tax loss carry forwards of US$ 2,202,323 and US$ 1,720,281, respectively.

The valuation allowance related to the tax loss carry forwards and temporary differences was established for the portions or all of deferred tax assets whose realization can not be assessed as more likely than not.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN48), on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption. The Company will continue to recognize interest and penalties in interest expense for unrecognized tax benefits.

The Company has previously recorded certain income tax liabilities related to unrecognized tax benefits of US$9,809 as part of its estimated liability for tax, labor and civil claims and assessments.

16. Income Tax (Continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	US$ 9,809

Additions based on tax positions related to the current year	1,962
Settlements	(39)
Effects of translation from Brazilian R$ into US dollar	3,158

Balance at December 31, 2007	US$ 14,890

The Company has recorded US$ 6,709 of accrued interest and penalties associated with unrecognized tax benefits at December 31, 2007 (US$4,977 in 2006).

The unrecognized tax benefits are described below:

Deductibility of general, selling and interest expenses

The Company is defending a federal tax assessment notice relating to the deductibility of general, selling and interest expenses on income tax returns filed in prior years. Management has recorded estimated losses in the amount of US$8,093 (US$5,204 in 2006).

Net operating losses

Actions have been brought against the Company and some of its subsidiaries relating to amounts allegedly due with respect to the full offsetting of net operating losses obtained prior to the limitation to 30% was established. Management has recorded estimated losses in the amount of US$5,278 (US$4,052 in 2006).

Other

The remaining unrecognized benefits of US$1,519 (US$553 in 2006) corresponds to the aggregation of several income tax related assessments on income tax returns filed by our cable operating subsidiaries.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Generally, the tax years 2002 through 2007 remain open and subject to examination by the relevant tax authorities.

17. Commitments and Contingencies

a) Commitments

The Company and some of its subsidiaries entered into long-term rental agreements for the office space of their corporate offices and use of lamp poles. Future minimum rental payments required under operating leases as of December 31, 2007 are as follows:

	Office	Lamp
	Spaces	Poles	Total

2008	US$ 6,984	US$ 30,259	US$ 37,242
2009	7,219	31,528	38,747
2010	7,485	32,689	40,174

Total	US$ 21,688	US$ 94,476	US$ 116,163

Rental expenses for the years ended December 31, 2007, 2006 and 2005 were US$34,456, US$24,347 and US$20,933, respectively.

Commitment to acquire BIGTV Companies

On December 21, 2007, the Company executed a Private Instrument of Purchase and Sale with ALUSA – Companhia Técnica de Engenharia Elétrica, Coax Telecomunicações Ltda. and the other shareholders and quotaholders of the BIGTV companies under which the Company has agreed to acquire, subject to prior regulatory approval, 100% of the shares and quotas representing the capital of the BIGTV Companies, which is expected to occur once the required regulatory approvals have been obtained.

The BIGTV Companies have operations in 12 cities, in the States of São Paulo, Paraná, Alagoas and Paraíba.

The Private Instruments of Purchase and Sale provide a formula for the calculation of the purchase price for acquisition of the BIGTV Companies and adjustments of the purchase price based on, among other things, the BIGTV Companies’ performance between signing and closing.

The Acquisition of BIGTV is subject to prior approval of ANATEL and CADE. The Company expects to obtain regulatory approval for the acquisition of the BIGTV Companies in the second quarter of 2008. (Unaudited)

17. Commitments and Contingencies (Continued)

b) Contingencies

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

At December 31, the estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	2007	2006

Tax related matters	US$ 339,531	US$ 249,081
Labor related claims	23,228	8,327
Civil related claims	17,187	12,208

Total	US$ 379,946	US$ 269,616

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$130,723 (US$39,877 in 2006) to the state and federal tax authorities as a collateral for the amounts under litigation.

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregated amount of deposits made related thereto is US$65,683 (US$64,307 in 2006), which is available to offset payments required under ultimate unfavorable court decisions.

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings.

Civil proceedings arise in the normal course of business corresponding mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings.

17. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$32,105 (US$47,111 in 2006).

The Company and its subsidiaries have questioned, in court, the incidence of PIS and COFINS social fund contributions on their revenues. On December 31, 2007, US$89,568 (US$65,239 in 2006) refer to amounts recorded under litigation.

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$29,148 (US$24,149 in 2006) relating to the state sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amounts to US$16,147 (US$12,439 in 2006).

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. At December 31, 2007, court deposits and accrued liabilities under litigation amounts to US$23,727 (US$17,249 in 2006).

The subsidiary Net Rio Ltda. is challenging in court the collection of ICMS in the period from December 1996 to September 1999 and offered as a guarantee its cable network. Management has recorded estimated losses arising from this dispute in the amount of US$3,875 (US$3,045 in 2006).

17. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

Certain operating subsidiaries are challenging in court the taxation of their broadband Internet access services, claiming that this activity integrates the subscriptions TV services as regulated by Anatel and therefore should be subject to the same ICMS tax rate reduction benefits. The Company has been depositing in court the tax amounts due and made reserves in the amount of US$13,113 (US$10,864 in 2006).

In 1999, the Company has requested injunctions aiming the non-collection of Withholding Tax over hedge gains in the amount of US$14,007 (US$11,605 in 2006). All injunctions have so far been accepted in court, authorizing the non-collection of said tax. The Company does not record such potential obligation in view that, in case of an unfavorable decision, the withheld amount will be accounted for as tax credit.

The subsidiary DR Empresa de Distribuição e Recepção de TV Ltda. is defending itself from a federal tax notice related to divergences in the classification in the table of excise tax incidence applied on imported products. Management has recorded potential losses of US$3,983 (US$3,104 in 2006).

In September 2003, the subsidiary Net Rio Ltda. received a tax assessment notice from the Brazilian Federal Internal Revenue Service in the amount of US$14,300 (US$11,847 in 2006). The assessment is alleging that interest accrued under the current intercompany accounts is subject to withholding tax. Net Rio Ltda. is defending itself and recorded potential losses related to this assessment in the amount of US$7,206 (US$5,541 in 2006).

The subsidiaries Net Rio and Net São Paulo received several fiscal notifications from the National Institute of Social Security (INSS), based on lack of support of payments. The Company reserved an amount of US$3,184 (US$2,801 in 2006).

The subsidiary Net São Paulo is the defendant related to three fiscal executions for the Municipality of São Paulo, charging Services Tax (ISS) over hook up fees. The Company reserved the amount of US$1,881 (US$1,490 in 2006).

17. Commitments and Contingencies (Continued)

b) Contingencies (Continued)

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some noteholders exercised their rights in advance the Company established a reserve of US$75,465 (US$58,344 in 2006) related to these taxes.

The Federal Internal Revenue has imposed a tax assessment of US$9,115 on the Company’s subsidiary Reyc Comércio e Participações Ltda., or Reyc, alleging that, for the purpose of the Tax on Import, or Imposto sobre Produtos Importados, or IPI, payment, Reyc did not correctly classify transactions related to the import of Company’s analog decoders. Reyc filed three lawsuits against the imposition of the tax assessment and is awaiting the lower court’s decision in connection with two of these lawsuits. Reyc has recorded a provision in the amount of US$5,132 (US$4,251 in 2006) to cover any potential losses.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

18. Financial Instruments

a) Concentration of risk

Financial instruments that potentially subject the Company to concentration of risk consist principally of cash and cash equivalents, accounts receivable, debt and payables to programmers. The Company maintains cash and cash equivalents with various financial institutions and as a policy limits exposure to any one institution.

Concentration of credit risk with respect to accounts receivable is limited due to large number of subscribers comprising the customer base.

On December 31, 2007 and 2006 the Company’s U.S. dollar exposure was comprised as follows:

	2007	2006

Perpetual notes	US$ 151,409	US$ 151,366
Equipment acquired from foreign suppliers	14,413	20,231

	US$ 165,822	US$ 171,597

18. Financial Instruments (Continued)

b) Derivative instruments

In order to manage the risk of the effects of a major devaluation of the Brazilian real against the U.S. dollar, the Company entered into foreign exchange swaps contracts. On December 31, 2007 the total notional amount of these contracts was US$12,000 (US$90,180 as of December 31, 2006).

19. Benefits to Employees

a) Benefits

The Company and its subsidiaries provide certain fringe benefits, such as: medical and odontological assistance and group life insurance, whose actuarial risks are not taken by the Company. The expenses with the fringe benefits during the years ended, December 31, 2007, 2006 and 2005 were US$ 8,308, US$7,409 and US$4,685, respectively.

b) Variable compensation

The Company has two complementary compensation plans as described below:

(i) Profit sharing plan (PPR): In accordance with a labor agreement, the Company will remunerate its employees up to 2 monthly wages if the Company achieves its pre-determined performance goals established in accordance with the annual goals approved by the Board of Directors. For a selected number of administrative members, directors and managers the Company has individual agreements based on individual established goals. The main goals for this new plan are focused on reaching a certain target number of base pay TV subscribers – (weight: twenty - five percent), increase in the subscribers of broad band base (weight: twenty - five percent), generation of free cash flow (weight: twenty - five percent), and customer satisfaction (weight: twenty - five percent).

19. Benefits to Employees (Continued)

b) Variable compensation (Continued)

(ii) A retention plan was offered to a selected number of administrative members, directors and managers of the Company, with the objective of retention until at a minimum the end of the year 2007. The expenses related to this plan have been accrued since its inception in 2004 up to December 31, 2007. A new long-term incentive plan was immediately implemented in function of the changes of the goals of the Company, described above, in accordance with the Company’s executive retention plans. Expenses are recognized on the accrual basis and payments are expected to occur in 2008.

The expenses with variable compensation during the years ended 31 December, 2007, 2006 and 2005 were US$ 31,767, US$ 14,160 and US$ 11,234, respectively.

20. Supplementary Information

Year ended December 31, 2007

Balance at
	beginning of the	Credits (charges)	Effect of currency	Balance at end
Descriptions	year	to expense	variation	of the year

Allowance for doubtful accounts	US$(11,618)	US$ (18,180)	US$ 12,995	US$ (16,803)
Income tax valuation allowance	US$(442,974)	US$ 55,103	US$ (91,706)	US$ (479,577)

Allowance for inventories’ obsolescence	US$(1,430)	US$ 544	US$ (210)	US$ (1,096)

Year ended December 31, 2006

Allowance for doubtful accounts	US$(11,253)	US$ (10,829)	US$ 10,464	US$ (11,618)

Income tax valuation allowance	US$ (445,565)	US$ 44,834	US$ (42,243)	US$ (442,974)

Allowance for inventories’ obsolescence	US$(1,848)	US$ 691	US$ (273)	US$ (1,430)

Year ended December 31, 2005

Allowance for doubtful accounts	US$ (13,367)	US$ (7,990)	US$ 10,104	US$ (11,253)

Income tax valuation allowance	US$(500,915)	US$ 78,306	US$ (22,956)	US$ (445,565)

Allowance for inventories’ obsolescence	US$ (1,574)	US$ 79	US$ (353)	US$ (1,848)

21. Subsequent Event

On January 31, 2008, the Company’s Board of Directors approved a capital increase with the subscription of 1,229,387 common and 2,454,256 preferred shares in the amount of US$41,219 as compensation to the fiscal benefit contributed by the stockholders originating from the merger of Globotel Participações S.A., subject to the non-controlling pre-emptive stockholders rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.